Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in Amendment No. 2 to this Registration Statement on Form S-1 of our report dated April 2, 2021 (except for the effects of the reverse stock split described in Note 3 and the subsequent events described in Note 13 as to which the date is July 9, 2021), with respect to the financial statements of Dermata Therapeutics, Inc. as of December 31, 2020 and 2019, and for the years then ended (which includes an explanatory paragraph related to the existence of substantial doubt about the Company’s ability to continue as a going concern), and to the reference to us under the heading “Experts” included in this Registration Statement and accompanying prospectus on Form S-1.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

July 9, 2021